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                                                                    Exhibit 99.1

                                 [Company Logo]

              Semiconductor Manufacturing International Corporation
                     Share Price Fixed at HK$2.69 Per Share

(March 15, 2004 - Hong Kong) Semiconductor Manufacturing International Corporation ("SMIC" or "the Company"), one of the leading semiconductor foundries in the world, announced today that the issue price for its initial public offering has been fixed at HK$2.69 per ordinary share.

Further information regarding the clawback and allotment results will be announced on Wednesday, March 17, 2004. Dealing in the American Depositary Shares ("ADSs") on the New York Stock Exchange ("NYSE") is expected to commence on Wednesday, March 17, 2004. Dealing in the ordinary shares on The Stock Exchange of Hong Kong ("SEHK") is expected to commence on Thursday, March 18, 2004.

Credit Suisse First Boston is the global coordinator of the share offer. Credit Suisse First Boston (Hong Kong) Limited and Deutsche Bank AG, Hong Kong Branch are the joint bookrunners.

About SMIC
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SMIC is one of the leading semiconductor foundries in the world. As a foundry,
SMIC fabricates semiconductors for customers based on their own or third parties' integrated circuit designs. SMIC was founded in April 2000 and currently offers a wide range of leading edge integrated wafer manufacturing services, including copper interconnects capabilities, to its global customer base. SMIC operates 8-inch wafer fabrication facilities in the Zhangjiang High-Tech Park in Shanghai, China and, as a result of a recent acquisition, an 8-inch wafer fab in Tianjin, China. In addition, SMIC is currently constructing 12-inch wafer fabrication facilities in Beijing, China.

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This press release is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities. This announcement is not, and is not intended to be, an offer of securities of Semiconductor Manufacturing International Corporation (the "Company") for sale in the United States, and is not for distribution into the United States. Securities may not be offered or sold in the United States absent registration or an exemption therefrom. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company and that will contain detailed information about the Company and its management, as well as financial statements. The Company has registered a certain portion of the offering for sale in the United States with the United States Securities and Exchange Commission.

SMIC has been granted approval in principle for listing of its ordinary shares on The Stock Exchange of Hong Kong Limited.

The price of the ordinary shares or the ADSs may be stabilized in accordance with the Securities and Futures (Price Stabilizing) Rules of Hong Kong and other applicable laws and regulations in the relevant jurisdictions. The details of the intended stabilization and how it will be regulated under the Securities and Futures Ordinance (Cap. 571) of Hong Kong will be contained in the Hong Kong prospectus of the Company.